October 21, 2024

Jun Pei
Chairman, President and Chief Executive Officer
Cepton, Inc.
399 West Trimble Road
San Jose, CA 95131

       Re: Cepton, Inc.
           Schedule 13E-3 filed September 25, 2024
           File No. 005-86064
           Preliminary Proxy Statement on Schedule 14A filed September 25, 2024 File No. 001-39959
Dear Jun Pei:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and PREM14A, each filed September 25, 2024
General

1.     The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
          Special Factors    section prominently disclosed in the front of the
proxy statement.
       See Rule 13e-3(e)(1)(ii).
2.     Please include the legend required by Rule 13e-3(e)(iii).
3. Where an issuer elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by
       Item 1010(c) must be disclosed in the document furnished to security holders. See
       Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone
       Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available
       Telephone Interpretations" for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information
 October 21, 2024
Page 2

      required by Item 1010(c) of Regulation M-A.
4.    Please summarize the presentations that are attached to the Schedule
13E-3 as
      Exhibits (c)(2), (c)(3), and (c)(4). See Item 9 of Schedule 13E-3 and
Item 1015(b)(6)
      of Regulation M-A. To the extent that any presentations are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only.
5. Please note that comments on the confidential treatment request related to your
      Schedule 13E-3 have been conveyed separately.
6.    Please define the term "Rolling Participants."
7. Please rearrange the presentation of the proxy card so that the front side of the card precedes the reverse side.
8. Please remove the extraneous phrase "Approval of a proposal" from each of the proposals on the proxy card.
9.    We note the following disclosure on the proxy card: "IF NO DIRECTION IS
MADE,
      THIS PROXY WILL BE VOTED 'FOR ALL' PROPOSALS." The reference to "FOR
      ALL" appears to be misplaced, as "FOR ALL" is not a voting option. Please revise, or advise.
10. We note the following disclosure on the proxy card: "IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, UNLESS SUCH AUTHORITY IS
      WITHHELD ON THIS PROXY CARD, THE PROXIES WILL VOTE ON SUCH
      MATTERS IN THEIR DISCRETION." Please advise as to how a shareholder would withhold its authority on the proxy card. Alternatively, please revise the proxy card.
Cautionary Statement Regarding Forward-Looking Statements, page 21

11. The safe harbor for forward-looking statements in the Private Securities Litigation
      Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the references to
Section 27A of
      the Securities Act and Section 21E of the Exchange Act found on page 21 of the proxy statement.
Fees and Expenses, page 27

12.   Please fill in the blanks in the table.
Background of the Merger, page 27

13. Please reconcile use of the defined term "Rollover Participants" on page 30 with the disclosure on page 32 stating that the Special Committee requested that "Dr. Mark
      McCord and Mr. Yupeng Cui be added as rollover participants."
14.   We note the following disclosure on page 33: "On June 24, 2024, SMBC
Nikko
      informed Craig-Hallum that Koito was willing to proceed with the Proposed Transaction only at the initial offer price of $3.17 per share." Please elaborate as to
      Koito's reasons for not considering any raising of the initial offer price and the Special
      Committee's reasons for not insisting on any such raise.
 October 21, 2024
Page 3

Reasons for the Transaction; Recommendations of the Special Committee and the Board, page 34

15. Please ensure that the disclosure in this section clearly and comprehensively speaks to the Company's fairness determination and addresses all factors outlined in Instruction
       2 to Item 1014 of Regulation M-A, much as the disclosure in the section titled,
       "Position of the Koito Entities as to the Fairness of the Merger" appears to do.
Summary of Financial Analyses, page 39

16. For the comparable public company analysis, at the top of page 41, and for the discounted cash flow analysis on page 42, please provide comparable reference points for Cepton's implied enterprise value based on the merger consideration. Alternatively or additionally, provide equivalent per share ranges.
Rollover Agreement, page 75

17. Please clarify in this section that the contributions of the Rollover Participants amount not to all of their shares, but to 50% of their shares. Please disclose the same in all other places in the document where the rollover is discussed. Incorporation of Certain Information by Reference, page 90

18. Please note that "forward incorporation" by reference, as you attempt to do on page
       90, is not permitted in connection with a Schedule 13E-3. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
and Acquisitions